United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 001-13695

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office.

Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214

REQUIRED INFORMATION

1.	Not applicable

2.	Not applicable

3.	Not applicable

4.	The Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

(23)	Consent of Independent Registered Public Accounting Firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan

Community Bank, N. A., Trustee

Dated: June 25, 2014
/s/ Scott Kingsley
Scott Kingsley
Executive Vice President and Chief
Financial Officer

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Financial Statements and Supplemental Schedule
December 31, 2013 and 2012

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Index
December 31, 2013 and 2012

		Page(s)

Report of Independent Registered Public Accounting Firm......................................................		1

Financial Statements:

	Statements of Net Assets Available for Benefits...............................................................	2

	Statements of Changes in Net Assets Available for Benefits..........................................	3

	Notes to Financial Statements...............................................................................................	4-14

Supplemental Schedule:

	Schedule of Assets (Held at End of Year) (Schedule H, Part IV, Line 4i)........................	15

Note:	All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

June 25, 2014

To the Participants and Administrators of the
Community Bank System, Inc. 401(k) Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i -  Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dannible & McKee, LLP

Dannible & McKee, LLP
Syracuse, New York

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets
Investments, at fair value (Notes B and C):
Mutual funds	$ 60,571,450	$ 47,272,020
Collective investment funds	14,808,242	11,850,121
Community Bank System, Inc. common stock	41,374,129	29,664,821
Stable value fund	19,403,276	19,113,354
Self-directed brokerage	1,519,546	1,334,089
Money market fund	991,846	937,550
Total investments	138,668,489	110,171,955
Receivables
Contributions receivable – employer	45	34
Contributions receivable – employee	66	41
Notes receivable from participants, net	2,815,225	2,408,237
Total receivables	2,815,336	2,408,312

Net assets available for benefits at fair value	141,483,825	112,580,267

Adjustment from fair value to contract value for fully
benefit-responsive investments	6,256	(756,619)

Net assets available for benefits	$141,490,081	$111,823,648

The accompanying notes are an integral part of the financial statements.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

	2013	2012

Additions
Employee contributions	$ 6,840,155	$ 8,139,941
Employer contributions	3,802,218	3,464,879
Interest and dividend income	3,423,670	3,392,694
Net appreciation in the fair value of investments	25,254,945	4,216,565
Total additions	39,320,988	19,214,079

Deductions
Benefit payments	9,063,119	5,177,815
Administrative fees	98,758	95,857
Reserve for deemed distributions	492,678	197,657
Total deductions	9,654,555	5,471,329

Net increase in net assets available for benefits	29,666,433	13,742,750

Net assets available for benefits
Beginning of Year	111,823,648	98,080,898

End of Year	$141,490,081	$111,823,648

The accompanying notes are an integral part of the financial statements.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

A.	Description of the Plan

The following description of the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering substantially all employees of Community Bank System, Inc. (the “Company”) who are age 18 or older.  Employees are automatically enrolled in the plan after 90 days of service unless participants elect not to participate.  The Plan also qualifies as an employee stock ownership plan under the meaning of Section 4975(e)(7) of the Internal Revenue Code.  The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may make voluntary contributions of up to 90% of their total compensation on a pre-tax or after-tax basis up to a maximum contribution of $17,500 for 2013 or $23,000 if an employee is older than 50, to the Plan starting the first day of the month after 90 days of employment.  Voluntary cash contributions of up to 6% of total eligible compensation are matched 100% by the Company for the first 3% contributed and 50% for the next 3% contributed.  The Company match amounted to $3,159,732 and $3,045,513 in 2013 and 2012, respectively.  In addition, as defined in the plan document, employees participating in the Community Bank System, Inc. Pension Plan under the Worker Retirement Accumulation Plan (“WRAP”) design received an additional Company contribution to the Plan in 2013 and 2012 equal to the interest credit on service credits earned subsequent to January 1, 2010 under the WRAP design.  The Company contribution for employees participating in the WRAP amounted to $642,486 and $419,366 in 2013 and 2012, respectively.

Participant Accounts
Each participant's account is credited with the participant's contribution, the Company's matching contribution, the Company’s WRAP interest credit, an allocation of Plan earnings, and charged with an allocation of administrative expenses.  Allocation of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined.  Participants are entitled to the benefit that can be provided from their vested account balance.  Forfeited accounts are allocated annually to eligible participant accounts based on the ratio of each eligible participant's compensation to total eligible participant compensation.  Forfeited accounts allocated to eligible participants amounted to $18,252 and $13,531 for 2013 and 2012, respectively.

Vesting
Participants are immediately vested in their contributions.  Vesting in the Company's matching contribution portion plus actual earnings thereon is based on years of continuous service.  A participant is 100 percent vested after two years of service.  Vesting in the employer contributions related to the WRAP design is based on years of continuous service.  A participant is 100 percent vested after three years of service.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

Notes Receivable from Participants
Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest.  Interest accrues at the prime rate in effect at the inception of the loan plus 1% for residential loans and prime rate plus 2.9% for Reserve Plus loans.  Interest rates on participant loans generally range from 4.25% to 10.50%.  All notes that are in default as defined by the plan document are reported as deemed distributions.  Deemed distributions represent the amount of unpaid principal on loans from participants who are actively participating in the Plan and have not continued to make payments on the outstanding balance as required by the Plan document.

Payment of Benefits
Normal retirement date for participants under the Plan is the later of age 65 or the completion of 5 years of service.  Upon termination of service due to death, disability or retirement, the participant will receive either a lump sum amount or installment payments equal to the value of the participant's vested interest in his or her account.  If some or all of a participant’s account balance is allocated to the employee stock ownership feature of the Plan, that portion of the Plan benefit may be paid in the form of Company stock.  Upon termination of employment, if the account balance is less than $5,000, the participant will receive a single lump sum amount equal to the value of his or her account, otherwise, the participant may elect to defer payment up to age 65.  Hardship withdrawals of up to 100% of employee contributions are available if Internal Revenue Service guidelines are met.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions set forth under ERISA.  In the event the Plan terminates, the net assets of the Plan are to be set aside for participating employees based upon balances then credited to individual accounts.  Participants shall be vested 100% in the assets so allocated to their accounts.

B.	Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments
Investments are stated at aggregate fair value, except for the HB&T Metlife Stable Value Fund, which is stated at contract value.  Securities that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

The Plan presents in the Statement of Changes in Net Assets the net appreciation in the fair value of its investments, which consists of realized gains or losses as well as unrealized appreciation or depreciation on those investments.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

Purchases and sales of securities are recorded on the trade date.  Gains or losses on sales of securities are based on average cost.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The HB&T Metlife Stable Value Fund is stated at contract value in accordance with the Financial Accounting Standards Board guidance on Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans Guide, which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the guidance, the accompanying Statements of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value.  The average yields earned on the HB&T Metlife Stable Value Fund for the years ended December 31, 2013 and 2012 were negative 2.30% and 3.45%, respectively. The crediting interest rates to the HB&T Metlife Stable Value Fund were 1.93% and 2.31% for the years ended December 31, 2013 and 2012, respectively.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
The Plan’s expenses are paid either by the Plan or the Company, as provided by the plan document.  Expenses that are paid directly by the Company are excluded from these financial statements.  These amounted to approximately $636,000 and $533,000, including approximately $569,000 and $472,000 paid to Benefit Plans Administrative Services, LLC (“BPAS”), in 2013 and 2012, respectively.  (See Note E).  Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statement of changes in net assets available for benefits.  In addition, certain investment related expenses are included in net appreciation of fair value of investments presented in the accompanying statement of changes in net assets available for benefits.

Inactive Accounts
Account balances of individuals who have withdrawn from participation in the Plan had an accumulated basis of approximately $22,907,579 and $17,339,931 at December 31, 2013 and 2012, respectively.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in mutual funds, collective investment funds and Company stock.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Valuation Allowance
The carrying amount of notes receivable from participants is reduced by a valuation allowance that reflects management’s best estimate of the amounts that will not be collected.  Management determines the valuation allowance by applying an average of historical deemed distributions to the aggregate remaining notes receivable from participants to estimate a valuation allowance.  The valuation allowance is $388,000 and $314,000 at December 31, 2013 and 2012, respectively. (See Note H).

Subsequent Events
The Company has evaluated subsequent events through June 25, 2014, the date the financial statements were available for issue.

C.	Investments

Investments are held within various common funds maintained by the Community Bank, N.A. Trust Department.  Participants, at their discretion, may allocate contributions and account balances between various investment options offered by the Plan.  A brief description of these investment options, as provided by the plan administrator, follows:

Community Bank System, Inc. Employee Stock Ownership Fund – these Funds invest in the common stock of the Plan sponsor, which is traded on the New York Stock Exchange under the symbol “CBU”.

Federated Total Return Bond Fund – a mutual fund seeking to provide total return by investing primarily in a diversified portfolio of investment grade fixed income securities.

American Funds EuroPacific Growth Fund Class A – a mutual fund that invests in stocks of issuers located in Europe and the Pacific Basin.

T. Rowe Price Blue Chip Growth Fund – a mutual fund that invests primarily in stocks of U.S. companies.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

T. Rowe Price Inflation Protected Bond Fund – a mutual fund that invests primarily in inflation-protected bonds issued by the U.S. Treasury.

T. Rowe Price Mid-Cap Growth Fund – a mutual fund that invests primarily in a diversified portfolio of common stocks and mid-cap companies.

T. Rowe Price Mid-Cap Value Fund – a mutual fund that invests primarily in U.S. common stocks of mid-size companies that appear to be undervalued.  The fund may invest in other securities, including foreign stocks, and use futures and options.

T. Rowe Price New Horizons Fund – a mutual fund that invests primarily in a diversified group of small, emerging growth companies, preferably early in the corporate life cycle before a company becomes widely recognized by the investment community.  The fund invests primarily in domestic stocks.

Manning & Napier Pro-Blend Conservative Term Fund I – a mutual fund that invests primarily in investment grade, fixed-income securities, including U.S. Treasury securities, pass-through securities, and corporate bonds.

Manning & Napier Pro-Blend Extended Term Fund I – a mutual fund that invests primarily in common stocks, but may also invest a substantial portion of assets in long-term, fixed-income securities with maturities of 7 to 20 years.

Manning & Napier Pro-Blend Moderate Term Fund I – a mutual fund that invests primarily in common stocks and intermediate to long-term fixed income securities with maturities of 5 to 10 years.

Oppenheimer Developing Markets Fund A – a mutual fund that invests primarily in equity securities of issuers with high growth potential whose principal activities are in at least three developing markets.

Symons Value Institutional Fund – a mutual fund that invests primarily in a diversified portfolio of companies with market capitalizations above approximately $500 million, that are trading at attractive prices and that appear to have limited downside price risk over the long-term.

Vanguard 500 Index Signal Fund – a mutual fund that invests substantially all of its assets in the stocks that make up the Standard & Poor’s 500 Index, holding each stock in approximately the same proportion as its weighting in the index.

Vanguard Total Bond Index Fund – a mutual fund that attempts to track the performance of the Barclays U.S. Capital Aggregate Float Adjusted Index, which represents a wide spectrum of public, investment grade, taxable, fixed-income securities in the U.S.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

Vanguard Small-Cap Index Fund – a mutual fund that attempts to track the performance of the CRSP US Small Cap Index, a broadly diversified index of stocks of smaller U.S. companies.  The fund invests all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

AITC Smart 2020 Class R Institutional Shares – a mutual fund portfolio that attempts to achieve current income with long-term growth of principal be investing primarily in 27% exchange traded funds, 21% equity common trust funds, 19% U.S. Treasury notes, 12% money market funds, 7% fixed income mutual funds, 7% fixed income common trust funds and 7% stock.

AITC Smart Moderate 2030 Class R Institutional Shares – a mutual fund portfolio that attempts to achieve long-term growth of principal and income by investing primarily in 35% exchange traded funds, 35% equity common trust funds, 9% stock, 8% fixed income common trust funds, 8% fixed income mutual fund, 4% U.S. Treasury notes and 1% mutual funds.

AITC Smart 2040 Class R Institutional Shares – a mutual fund portfolio that attempts to achieve long-term growth of principal and income by investing primarily in 49% equity common trust funds, 28% exchange traded funds, 6% stock, 6% fixed income common trust funds, 5% fixed income mutual funds, 3% money market funds and 3% U.S. Treasury notes.

AITC Smart Aggressive 2050 Class R Institutional Shares – a mutual fund portfolio that attempts to achieve long-term growth of principal by investing primarily in 68% equity common trust funds, 21% exchange traded funds, 3% fixed income common trust funds, 3% stock, 2% fixed income mutual funds, 2% U.S. Treasury notes and 1% money market funds.

AITC Smart Funds Today Class R Institutional Shares – a mutual fund portfolio that is designed for individuals retiring within a few years of 2010 that seeks to preserve the purchasing power of accumulated assets at the target date and provide for the growth of assets by investing primarily in 48% cash and 47% bonds.

HB&T Metlife Stable Value Fund Class R1 Shares – a stable value fund that invests in fixed income securities such as U.S. Governmental Agencies and Treasuries, mortgages, asset backed securities, corporate debt and cash equivalents.  Investments in the HB&T Metlife Stable Value Fund are reported at contract value.

HB&T Mid-Cap Blend Index Fund Class R1 Shares - a collective investment fund invested in a pooled collective fund managed by Blackrock Institutional Trust Company, N.A. and is structured to produce returns that are consistent with the S&P Midcap 400 Index.

Ameritrade IDA Account – participants select the individual investment securities, including equity securities, mutual funds and bonds.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

The fair value of individual investments which represent 5% or more of net assets available for benefits ($7,074,504 for 2013 and $5,591,182 for 2012) at either December 31, 2013 or 2012 are as follows:

	2013	2012
Community Bank System, Inc. common stock	$41,374,129	$29,664,821
HB&T Metlife Stable Value Fund R1	19,403,276	19,113,354
T. Rowe Price Blue Chip Growth Fund	9,333,884	6,587,394
Symons Value Institutional Fund	9,120,833	8,258,761
Vanguard 500 Index Signal Fund	8,918,940	6,163,652
American Funds EuroPacific Growth Fund Class A	7,642,979	6,236,082
Federated Total Return Bond Fund	-	6,113,283

The Plan’s investments appreciated (depreciated) in value as follows:

	2013	2012
Community Bank System, Inc. common stock	$ 12,935,835	$ (323,903)
Other investments	12,319,110	4,540,468
Total net appreciation (depreciation) in fair value of investments	$ 25,254,945	$ 4,216,565

D.	Fair Value Measurements

The Financial Accounting Standards Board has established authoritative guidance regarding accounting for fair value measurements.  This framework establishes a common definition for fair value to be applied to generally accepted accounting principles requiring the use of fair value, establishes a framework for measuring fair value and expands disclosure about such fair value instruments.  It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  It also classifies the inputs used to measure fair value into the following hierarchy:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.
●
Level 2 – Quoted prices in active markets for similar assets or liabilities, or quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

●	Level 3 – Significant valuation assumptions not readily observable in a market.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The following tables set forth the Plan’s financial assets that were accounted for at fair value on a recurring basis:

As of December 31, 2013

	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds
Growth funds	$16,976,863	$ -	$ -	$16,976,863
Domestic funds	9,120,833	-	-	9,120,833
Bond funds	6,767,506	-	-	6,767,506
Index funds	10,207,008	-	-	10,207,008
Small-cap funds	2,565,950	-	-	2,565,950
Mid-cap funds	9,820,618	-	-	9,820,618
Foreign	1,866,578	-	-	1,866,578
Fixed income	3,246,094	-	-	3,246,094
Total	60,571,450	-	-	60,571,450
Collective investment funds		14,808,242		14,808,242
Common stock of plan
sponsor	41,374,129	-	-	41,374,129
Stable value fund	-	19,403,276	-	19,403,276
Self-directed brokerage	1,519,546	-	-	1,519,546
Money market fund	991,846	-	-	991,846
Total assets at fair value	$104,456,971	$34,211,518	$ -	$138,668,489

As of December 31, 2012

	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds
Growth funds	$12,823,476	$ -	$ -	$12,823,476
Domestic funds	8,651,620	-	-	8,651,620
Bond funds	7,840,046	-	-	7,840,046
Index funds	7,249,086	-	-	7,249,086
Small-cap funds	5,095,097	-	-	5,095,097
Mid-cap funds	1,965,789	-	-	1,965,789
Foreign	1,337,176	-	-	1,337,176
Fixed income	2,309,730	-	-	2,309,730
Total	47,272,020	-	-	47,272,020
Collective investment funds		11,850,121		11,850,121
Common stock of plan
sponsor	29,664,821	-	-	29,664,821
Stable value fund	-	19,113,354	-	19,113,354
Self-directed brokerage	1,334,089	-	-	1,334,089
Money market fund	937,550	-	-	937,550
Total assets at fair value	$79,208,480	$30,963,475	$ -	$110,171,955

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

The valuation techniques used to measure fair value for the items in the table above are as follows:

Mutual funds:  Valued at the closing price of the shares held by the Plan at year end reported on the active market.

Collective investment funds and stable value fund:  The units held of collective investment and stable value funds are valued periodically by the trustee of the respective fund.  The values are based on the current market values of the underlying assets of the fund.

Common stock and self directed brokerage: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market funds: Managed portfolios including commercial paper and other fixed-income securities issued by U.S. and foreign corporations, asset-backed commercial paper, U.S. government securities, obligations of foreign governments and the U.S. and foreign banks, valued at the closing price reported on the active market on which the individual security is traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

E.	Transactions with Parties-in-Interest

The assets of the Plan are administered by BPAS, a subsidiary of Community Bank System, Inc.  The Company paid BPAS approximately $569,000 and $472,000 for record keeping, trustee, and other services in 2013 and 2012, respectively.

The Plan held 1,042,695 and 1,084,241 shares of the Plan sponsor’s common stock at December 31, 2013 and 2012, respectively.  The cost of these shares at December 31, 2013 and 2012 is $24,493,120 and $23,807,828, respectively, and their fair value at December 31, 2013 and 2012 is $41,374,129 and $29,664,821, respectively.  Dividends received on the investment in Community Bank System, Inc. common stock amounted to $1,152,347 and $1,075,428 in 2013 and 2012, respectively.  The Plan sold 308,141 and 249,408 shares of Community Bank System, Inc. common stock during 2013 and 2012, respectively, and purchased 266,596 and 320,689 shares of Community Bank System, Inc. common stock during 2013 and 2012, respectively.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

The HB&T Mid Cap Blend Index R1 Fund and HB&T Metlife Stable Value R1 Fund are administered by Hand Benefits and Trust Company.  Hand Benefits and Trust Company is a wholly-owned subsidiary of Benefit Plans Administrative Services, Inc., which is a wholly-owned subsidiary of the Company.  The Plan held 204,648 shares and 216,085 shares of the HB&T Mid-Cap Blend Index R1 Fund at December 31, 2013 and 2012, respectively.  The cost of the HB&T Mid-Cap Blend Index R1 Fund shares held by the Plan at December 31, 2013 and 2012 is $3,357,386 and $3,240,860, respectively.  The Plan held 1,738,645 shares and 1,742,329 shares of the HB&T Metlife Stable Value R1 Fund at December 31, 2013 and 2012, respectively.  The cost of the HB&T Metlife Stable Value R1 Fund shares held by the Plan at December 31, 2013 and 2012 is $18,595,220 and $18,504,170, respectively.

F.	Income Tax Status

The Plan obtained its most recent determination letter in September 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Section 401(a) of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the accompanying financial statements.

As discussed above, the Plan is a tax-exempt entity.  The Plan has reviewed its operations for uncertain tax positions and believes there are no significant exposures.  The Plan will include interest on income tax liabilities in other expenses if such amounts arise.  The Plan did not incur any penalties and interest for the years ended December 31, 2013 and 2012.  The Plan is no longer subject to Federal or New York state examinations by tax authorities for the closed tax years before 2010.

In 2014, the Internal Revenue Service has selected the Plan for an examination.  As of the date of this report, the examination has not commenced; however, management expects that the results will not have a material impact on the Plan.

G.	Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2013	2012

Net assets available for benefits per financial statements	$141,490,081	$111,823,648

Allowance for notes receivable from participants	388,000	314,000

Net assets available for benefits per Form 5500	$141,878,081	$112,137,648

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Notes to Financial Statements
December 31, 2013 and 2012

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31:

	2013	2012

Net increase in net assets available for benefits per financial statements	$29,666,433	$13,742,750
Allowance utilized for deemed distributions	(418,678)	(268,657)
Reserve for deemed distributions	492,678	197,657

Net increase in net assets available for benefits per Form 5500	$29,740,433	$13,671,750

H.	Economic dependency and concentration of credit risk

At December 31, 2013 and 2012, approximately 30% and 27% of the Plan’s investments are invested in Company stock, respectively.

Community Bank System, Inc.
401(k) Employee Stock Ownership Plan
Schedule of Assets (Held at End of Year)
(Schedule H, Part IV, Line 4i)
December 31, 2013 and 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Mutual Funds
	American Funds EuroPacific Growth Fund Class A	Mutual fund – 155,757 shares	$7,642,979
	Federated Total Return Bond Fund	Mutual fund – 494,438 shares	5,384,427
	T. Rowe Price Blue Chip Growth Fund T. Rowe Price Infl Prot Bond T. Rowe Price Mid-Cap Growth T. Rowe Price Mid-Cap Value	Mutual fund – 144,487 shares Mutual fund – 115,161 shares Mutual fund – 26,391 shares Mutual fund – 45,810 shares	9,333,884 1,383,079 1,920,764 1,376,585
	T. Rowe Price New Horizons	Mutual fund – 140,983 shares	6,523,269

M&N Pro-Blend Conservative Term I
M&N Pro-Blend Extended Term I
M&N Pro-Blend Moderate Term I
Oppenheimer Developing Markets A
Symons Value Institutional Fund
Vanguard 500 Index Signal
Vanguard Total Bond Index
		Mutual fund – 50,637 shares Mutual fund – 145,592 shares Mutual fund – 101,902 shares Mutual fund – 49,095 shares Mutual fund – 758,805 shares Mutual fund – 63,381 shares Mutual fund – 121,976 shares	545,358 1,576,758 1,123,978 1,866,578 9,120,833 8,918,940 1,288,068
	Vanguard Small-Cap Index Signal	Mutual fund – 54,031 shares	2,565,950
			60,571,450
	Collective Investment Funds
	AITC Smart 2020 R-Inst	Collective investment fund –219,102 shares	2,653,331
	AITC Smart Moderate 2030 R-Inst	Collective investment fund –152,974 shares	2,732,119
	AITC Smart 2040 R-Inst	Collective investment fund –164,283 shares	2,211,255
	AITC Smart Aggressive 2050 R-Inst	Collective investment fund – 70,264 shares	1,188,158
	AITC Smart Funds Today R-Inst	Collective investment fund – 68,927 shares	917,423
*	HB&T Mid-Cap Blend Index R1	Collective investment fund –204,648 shares	5,105,956
			14,808,242
	Common stock of plan sponsor
*	Community Bank System, Inc.	Common stock – 1,042,695 shares	41,374,129

**	Stable Value Fund
*	HB&T Metlife Stable Value R1	Stable value fund – 1,738,645 shares	19,409,532

	Loan Fund
*	Participant loans	Loan, 4.25% – 10.50%	3,203,225

	Self Directed brokerage
	Ameritrade IDA Account	Self-directed brokerage	1,519,546

	Money Market Fund
*	ReservePlus Money Market	Money market fund - 991,846 shares	991,846
	Total investments		$141,877,970
*	– Denotes party-in-interest
**	– Investment stated at Contract Value. The fair value of this HB&T Metlife Stable Value R1 investment was $19,403,276.